
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 3, 2021

Robert Tirva
President
SONIM TECHNOLOGIES INC
6836 Bee Cave Road
Building 1, Suite 279
Austin TX 78746

>   **Re: SONIM TECHNOLOGIES INC**
>   **Form 10-K for Fiscal Year Ended December 31, 2020**
>   **Filed March 18, 2021**
>   **File No. 001-38907**

Dear Mr. Tirva:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Item 9 A. Controls and Procedures, page 49

1. We note you have not included Management's Report on Internal Control Over Financial Reporting in your Form 10-K for fiscal year 2020. As it appears you became a public company on May 14, 2019, the transition period permitted for omitting the report has expired. As such, please amend your filing to include Management's Report. Refer to Instruction 1 of Item 308 of Regulation S-K for guidance.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments and related matters. Please contact John Cash, Branch Chief at (202) 551-3768 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing